BTHC XV, INC.
Linyi City, Yishui County, Shandong Province, China 276400
Tel: +(86) 539-2553919

November 12, 2010

By EDGAR Transmission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tia Jenkins, Senior Assistant Chief Accountant

Re:	BTHC XV, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 10, 2010
File No. 000-52808

We hereby submit the response of BTHC XV, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 1, 2010, providing the Staff’s comment with respect to the above referenced annual report on Form 10-K (the “Annual Report”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company.  In responding to the Staff’s comment, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Item 9A- Controls and Procedures

1.
We note you identified material weaknesses and concluded that your internal control over financial reporting (ICFR) was ineffective at December 31, 2009.  We also note that you concluded that your disclosure controls and procedures (DCP) was effective at December 31, 2009.  Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP.  To the extent ICFR impacts public disclosure, DCP are inclusive of such controls, as DCP apply to all material information to be included in a report, within and outside the financial statements.  As such, tell us how the factors you considered to support your conclusion that DCP was effective at December 31, 2009 or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your DCP of the end of the fiscal year and any remediation plans that have or will be enacted.

Company Response:

The Staff is advised that Item 9A- Controls and Procedures of the Annual Report has been amended to state that the Company’s DCP was not effective at year end due to weaknesses in its ICFR for said period, but that the Company’s certifying officers believe that the financial statements included in the Annual Report fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows for the respective periods presented therein.

If you would like to discuss the response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned or Jeffrey A. Rinde, Esq. of Blank Rome LLP, our outside special securities counsel at (212) 885-5335, facsimile (917) 332-3009.

Sincerely,

BTHC XV, Inc.

By:	/s/ Zhang Shanjiu
Zhang Shanjiiu
Chairman, President and Chief Executive Officer